EXHIBIT 99.1

DeFi Technologies Appoints Philippe Lucet as General Counsel and Corporate Secretary

TORONTO, Feb. 27, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced the appointment of Philippe Lucet as General Counsel and Corporate Secretary of DeFi Technologies.

Mr. Lucet currently serves as General Counsel of Valour, DeFi Technologies' wholly owned subsidiary and a leading issuer of exchange traded products (ETPs). Moving forward, Mr. Lucet will also oversee DeFi Technologies' legal, corporate governance, and regulatory affairs.

Mr. Lucet succeeds Kenny Choi, who is stepping down from the role. DeFi Technologies thanks Mr. Choi for his contributions and service to the Company.

Leadership Commentary
"Philippe brings deep global legal leadership across highly regulated and innovation driven industries," said Johan Wattenström, Chief Executive Officer and Chairman of DeFi Technologies. "His experience spanning corporate governance, regulatory, strategy, innovation and intellectual property, combined with his existing leadership at Valour, positions him well to support our continued growth and execution across markets."

About Philippe Lucet
Mr. Lucet is the General Counsel of Valour, a leading issuer of exchange traded products (ETPs). Before joining Valour, Mr. Lucet served as Group General Counsel at a global IT company headquartered in Geneva, where he oversaw all legal, regulatory, and compliance matters for the group. Previously, he was Vice President and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters, leading a team responsible for patents, trademarks, digital, legal R&D, and health science worldwide. Prior to Nestlé, Mr. Lucet was Lead Counsel at Richemont, the Swiss based global luxury group, and an attorney at law at Salans/Dentons, specializing in corporate law, investments, innovation, and intellectual property. Mr. Lucet holds a Master's in International Affairs (Finance and Banking) from Columbia University, and a Master of Laws from Stanford University.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of 1Valour Bitcoin Physical Staking, 1Valour Ethereum Physical Staking; the development of the Bitcoin and Ethereum blockchains; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 27-FEB-26